SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

Schedule TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1
_______________________

CBRL Group, Inc.
(Name of Subject Company (Issuer))
_______________________

CBRL Group, Inc. (Issuer)
(Name of Filing Person (Offeror and Issuer))
_______________________

Liquid Yield Option Notes due 2032 (Zero Coupon - Senior)
(Title of Class of Securities)

12489 VAB2 and 12489 VAA4
(CUSIP Number of Class of Securities)
________________________

Lawrence E. White
Senior Vice President - Finance and Chief Financial Officer
CBRL Group, Inc.
305 Hartmann Drive,
P.O. Box 787
Lebanon, Tennessee 37088-0787
Telephone: (615) 444-5533
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
__________________________

Copies to:

Gary M. Brown
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Commerce Center, Suite 1000
211 Commerce Street
Nashville, Tennessee 37201
Telephone: (615) 726-5600
____________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$200,479,971	$6,155

* Estimated solely for purposes of determining the amount of the filing fee. The purchase price of the Liquid Yield Option Notes due 2032 (Zero Coupon—Senior) (the “Securities”), as
   described herein, is $475.01 per $1,000 principal amount at maturity outstanding. As of January 26, 2007 there was $422,050,000 in aggregate principal amount at maturity of Securities outstanding, resulting in an aggregate maximum purchase price of $200,479,971.
** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 6,155                  Filing Party: CBRL Group, Inc.
Form or Registration No.: Schedule TO             Date Filed: March 6, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I (“Schedule TO”) filed by CBRL Group, Inc., a Tennessee corporation (“CBRL” or the “Company”) on March 6, 2007 pursuant to the terms and subject to the conditions set forth in the Indenture, dated as of April 3, 2002, as amended (the “Indenture”), among CBRL, the subsidiary guarantors party thereto and U.S. Bank, National Association, as successor to Wachovia Bank National Association, as trustee (the “Trustee”), with respect to the right of each holder (the “Holder”) of the Company’s Liquid Yield Option Notes due 2032 (Zero Coupon—Senior) (the “Securities”) to sell and the obligation of the Company to purchase the Securities, as set forth in the Company Notice to Holders of Liquid Yield Option Notes due 2032, dated March 6, 2007 (the “Company Notice”). The Company Notice and the related materials filed as exhibits to the Schedule TO and incorporated into this Amendment collectively constitute the “Put Option.”

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

The Put Option expired at 5:00 p.m., New York City time, on April 3, 2007. The Company has been advised by the Trustee, acting as paying agent (the “Paying Agent”), that, pursuant to the terms of the Put Option, Securities with an aggregate principal amount at maturity of $20,000 were validly surrendered and not withdrawn prior to the expiration of the Put Option. The Company has accepted for purchase all of the Securities validly surrendered and not withdrawn. The purchase price for the Securities pursuant to the Put Option was $475.01 in cash per $1,000 principal amount at maturity. Accordingly, the aggregate purchase price for all the Securities validly surrendered and not withdrawn prior to the expiration of the Put Option was $9,500.20. The Company has forwarded cash in payment of the purchase price to the Paying Agent to distribute to the Holders. After the purchase pursuant to the Put Option, approximately $422,030,000 principal amount at maturity of the Securities remains outstanding.

Items 1 through 11.

Not applicable.

Item 12. Exhibits.

See Exhibit Index immediately following signature page

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CBRL GROUP, INC.

By: /s/ N.B. Forrest Shoaf
Name: N.B. Forrest Shoaf
Title: Senior Vice President, Secretary and
          General Counsel

Dated: April 4, 2007

EXHIBIT INDEX

Exhibit Number                 Description

(a)(1)(A)	Company Notice, dated March 6, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Company's Tender Offer Statement on Schedule TO-I dated March 6, 2007 and filed with the SEC on March 6, 2007)

(a)(1)(B)	Form of Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(B) to the Company's Tender Offer Statement on Schedule TO-I dated March 6, 2007 and filed with the SEC on March 6, 2007)

(a)(2)-(a)(4)	Not applicable

(a)(5)(A)	Press Release dated March 6, 2007 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 6, 2007 and filed with the SEC on March 6, 2007)

(b)	Credit Agreement dated as of April 27, 2006 among CBRL Group, Inc., the Subsidiary Guarantors named therein, the Lenders party thereto and Wachovia Bank, National Association, as Administrative Agent and Collateral Agent (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 28, 2006)

(d)(1)	Indenture, dated as of April 3, 2002 (the “LYONS Indenture”), among the Company, the Guarantors (as defined therein) and U.S. Bank, National Association, as trustee, successor to Wachovia Bank, National Association, as trustee, relating to the Company’s zero-coupon convertible senior notes (the “Notes”) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2002)

(d)(2)	Form of Certificate for the Notes (included in the LYONS Indenture incorporated by reference as Exhibit 4(d) hereof) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2002)

(d)(3)	Form of Guarantee of the Notes (included in the LYONS Indenture filed as Exhibit 4(d) hereof) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2002)

(d)(4)	First amendment, dated as of June 19, 2002, to the LYONS Indenture (incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended July 30, 2004)

(d)(5)	Second amendment, dated as of July 30, 2004, to the LYONS Indenture (incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended July 30, 2004)

(d)(6)	Third amendment, dated as of December 31, 2004, to the LYONS Indenture (incorporated by reference to the Company’s Quarterly Report on Form 10-Q the quarterly period ended January 28, 2005)

(d)(7)	Fourth amendment, dated as of January 28, 2005, to the LYONS Indenture (incorporated by reference to the Company’s Current Report on Form 8-K under the Exchange Act filed on February 2, 2005)

(e)	Not applicable

(g)	Not applicable

(h)	Not applicable